EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio amounts)

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Income (loss) from continuing operations, before taxes	$4,780	$(1,763)	$209	$(1,534)	$(1,886)	$(10,649)
Add (deduct):

Fixed charges	18,849	37,181	29,097	20,332	11,173	10,760
Capitalized interest	(800)	(1,312)	(318)	—	—	—
Minority interests	152	(56)	7	(109)	(262)	(10)
Equity in losses of affiliates	—	—	—	—	—	47
Distributions from affiliates	—	—	—	—	—	2,728

Adjusted earnings	$22,981	$34,050	$28,995	$18,689	$9,025	$2,876

Fixed charges:
Interest expense	$17,908	$35,587	$28,500	$20,191	$11,091	$10,733
Rent expense representative of interest factor	141	282	279	141	82	27
Capitalized interest	800	1,312	318	—	—	—

Total fixed charges	$18,849	$37,181	$29,097	$20,332	$11,173	$10,760

Ratio of earnings to fixed charges	1.22	—	—	—	—	—
Deficiency of earnings to fixed charges	$—	$(3,131)	$(102)	$(1,643)	$(2,148)	$(7,884)